FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of June 2005

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated: June 30, 2005

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

                         S   A   M   E   X      M   I   N   I   N   G      C   O   R   P.

NEWS RELEASE - No. 6-05

           June 30, 2005

OPTION PAYMENT MADE ON ADDITIONAL CONCESSIONS IN LOS ZORROS DISTRICT – CHILE

GRAVITY SURVEY TO COMMENCE ON LOS ZORROS PROPERTY

SAMEX has signed a formal Option Agreement and made the first payment on the option to purchase 95 additional hectares of mineral concessions situated within the Los Zorros district, Chile (see Letter of Intent announced in SAMEX News Release No. 5-05 dated May 19, 2005).  Under the option, SAMEX can purchase 100% interest in the concessions by making option payments totaling US$200,000 over 18 months as follows:

i)

US$75,000 upon signing the Option Agreement (which has been paid);

ii)

US$25,000 by December 20, 2005;

iii)

US$50,000 by March 20, 2006; and

iv)

US$50,000 by December 20, 2006.

The concessions are subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

SAMEX’s land position at Los Zorros now covers more than 78 square kilometers of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  SAMEX will be conducting gravity geophysical surveys on the property during the next month to assist in planning the phase-two exploration drilling program.

“Jeffrey P. Dahl”

President

This News Release includes certain "forward looking statements".   Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M   E   X           M   I   N   I   N   G          C  O  R  P.